BeLive Holdings

26A Ann Siang Road

#03-00

Singapore 069706

+(65) 9090 5788

March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Pierce and Matthew Derby

Re:	BeLive Holdings
Registration Statement on Form F-1, as amended
File No. 333-280739

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: March 31, 2025

Requested Time: 4 p.m., Eastern Time

Dear Sir or Madam:

On behalf of BeLive Holdings (the “Registrant”), I hereby request that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern Standard Time) on March 31, 2025, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact Henry F. Schlueter, Esq. at (303) 868-3382 or Celia Velletri, Esq. at (303) 907- 4842.

Sincerely,

BELIVE HOLDINGS

/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan
Chief Executive Officer

c:	Henry F. Schlueter Celia Velletri